Exhibit 99.3

Nokia Corporation Remuneration Report 2024

2 Remuneration Report 2024 Letter from the Chair of the Personnel Committee of the Board “Dear Fellow Shareholder, I am delighted to present our Remuneration Report 2024 as the Chair of the Personnel Committee of the Nokia Board.” Our remuneration philosophy At the core of Nokia’s philosophy lie three principles: ■ pay for performance and aligning the interests of employees with shareholders; ■ ensure that remuneration programs and policies support the delivery of the corporate strategy and create long-term sustainable shareholder value; and ■ ensure that executive remuneration reflects the contribution to achieving our ESG targets which support long-term shareholder value creation. Business context 2024 was a year of good strategic execution in a volatile market to achieve our full-year guidance while pursuing growth opportunities in our focus areas of data centers, private wireless and industrial edge, and defense. Challenging market conditions in the first half of 2024 led to our full-year net sales declining, but we delivered a strong finish to the year with improving net sales and excellent profitability to achieve a full-year comparable operating profit(1) of EUR 2.6 billion, at the mid-point of our guidance of EUR 2.3 to 2.9 billion. We delivered a strong cash performance throughout 2024, ending with full-year free cash flow(1) of EUR 2.0 billion. This means we have a strong balance sheet supporting our business with net cash and interest-bearing financial investments(1) of EUR 4.9 billion at the end of the year, even after returning EUR 1.4 billion to shareholders through dividends and share buybacks. As a result, the Board proposed an increase in the dividend authorization proposal to EUR 0.14 per share in respect of the financial year 2024. Shareholder support and the updated Remuneration Policy Our second Remuneration Policy (“Policy”) was approved by shareholders at the 2024 AGM with over 90% votes in favor. During 2024, we continued to monitor developments in shareholder and voting agency guidance on remuneration as well as overall market development. Following which, the Personnel Committee of the Board (“Committee”) decided to propose a couple of changes to the Policy to ensure our Policy continues to support our future growth strategy, to further align our arrangements with best practice and to incentivize longer-term decision making for sustainable shareholder value creation and to help with retention. We consulted with our largest shareholders and several other key stakeholders on some proposed amendments to the Policy. The shareholders we engaged with were generally supportive of the proposed amendments and made a few helpful and constructive suggestions for the Committee to consider. The feedback was taken into account as the proposed Policy was finalized. Remuneration of the President and CEO – base salary and incentive opportunities As reported last year, the President and CEO Pekka Lundmark received a salary increase of 8.5% in January 2024. There was no increase to Pekka Lundmark’s short-term incentive (STI) and long-term incentive (LTI) opportunities during 2024. For 2025, Pekka Lundmark’s base salary and STI opportunity will remain unchanged. As announced on 10 February 2025, Pekka Lundmark is stepping down as the President and CEO effective 31 March 2025 but will work as an advisor to the new CEO until the end of the year. As a result, he will not receive LTI grant in 2025. Business overview Corporate governance Board review Financial statements Other information 54 Remuneration continued Nokia in 2024 (1) Non-IFRS measure. For the definition and reconciliation of non-IFRS measures to the most directly comparable IFRS measure, refer to the “Alternative performance measures” section.

3 STI performance outcome and payout for 2024 Pekka Lundmark’s 2024 STI was subject to a scorecard of 60% Nokia operating profit, 20% cash release, 10% gender diversity and 10% health & safety (lost time injury frequency rate). The 2024 comparable operating profit(1) outcome of EUR 2 619 million against the target of EUR 2 782 million resulted in a payout of 83% of target for this element. The cash release outcome of EUR 1 149 million against the target of EUR -1 115 million resulted in a payout of 225% of target for this element. The gender diversity metric (female percentage in external hiring) achieved 28% for the full year, against the target of 29%, which resulted in a payout of 25% of target for this element. The health & safety metric of lost time injury frequency rate measures how often lost time injuries occur that directly impacts Nokia employees during the year. This metric achieved an outcome of 0.085 against the target of 0.089, which resulted in a payout of 123% of target for this element. However, taking account of the eight fatalities within Nokia’s control during the year, the Personnel Committee decided to exercise downward discretion to reduce the payout by 50% for this element, which resulted in a payout of 62% of target. As a result, a total of 104% of target STI was payable to Pekka Lundmark for the financial year 2024. LTI performance and outcomes for 2021–2024 The 2021 LTI (performance shares) was subject to the predetermined dividend adjusted share price targets and a three-year performance period which ended in January 2024. Based on the dividend adjusted share price outcome of EUR 3.66, the award vested at 12% of target for Pekka Lundmark and other GLT members who received the grant in 2021. STI and LTI performance conditions for 2025 During 2024, the Personnel Committee also undertook a review of the performance metrics used for our LTI and STI and decided to propose some changes for 2025 to ensure our incentive plans continue to support the business strategy and growth over the next three years. Our 2025 incentive plans for the President and CEO and the rest of the GLT will follow the structure set out below. Delivering the next year’s step in the strategic plan – STI Comparable Operating Profit 60%(1) Cash Release 20% Continued focus on profitability Achieve a strong cash position Health & Safety 10% – Lost Time Injury Frequency Rate (with a fatality modifier) Women in leadership 5% Women in workforce 5% Deliver on our focus on the continued health and safety of our employees Deliver on our commitment to become a more diverse employer Delivering sustainable value – LTI 50% relative TSR, 40% cumulative reported EPS (adjusted for impairments and M&A), 10% carbon emission reduction (scope 1, 2 and 3) A more rounded and balanced approach reflecting performance over the long term in growing the business and in delivering shareholder value whilst working towards our 2030 goal of 50% carbon emission reduction The gender diversity metric for 2025 STI will be changed from female percentage in external hiring to two equally weighted metrics of women in leadership and women in workforce, as we prioritize female development in leadership and throughout the employee experience to drive diversity of decision making which will lead to stronger company performance. Our other ESG-related focus and commitment is reflected in the continued use of the health & safety metric with a fatality modifier and the carbon emission reduction scope 1, 2 and 3 targets. Share ownership requirement Our President and CEO is required to hold Nokia shares equivalent to three times his annual base salary. Pekka Lundmark currently maintains a total shareholding which significantly exceeds the requirement. This demonstrates his commitment to and alignment with Nokia’s long-term success and our shareholder interests. Conclusions Remuneration outcomes for 2024 reflect our resilient performance despite the challenges during the year and demonstrate our remuneration philosophy of pay for performance. The proposed Remuneration Policy amendments build on what has proved to be a successful remuneration strategy over the years with amendments to support our future growth strategy. I thank shareholders who assisted the Committee in the consultation process, and very much welcome their constructive feedback and support for the proposals. I look forward to your continued support at our 2025 Annual General Meeting. THOMAS DANNENFELDT, CHAIR OF THE PERSONNEL COMMITTEE Business overview Corporate governance Board review Financial statements Other information 55 Remuneration continued Nokia in 2024 (1) Non-IFRS measure. For the definition and reconciliation of non-IFRS measures to the most directly comparable IFRS measure, refer to the “Alternative performance measures” section.

4

Introduction

This Remuneration Report of Nokia Corporation (the Report) has been approved by the Company's Board of Directors (the Board) to be presented to the Annual General Meeting 2025. The resolution of the Annual General Meeting on the Report is advisory. The Report presents the remuneration of the Board members and the President and CEO for the financial year 2024 in accordance with the Decree of the Finnish Ministry of Finance 608/2019 and the Finnish Corporate Governance Code 2025, as well as other applicable Finnish laws and regulations. The members of the Board and the President and CEO have been remunerated in accordance with our approved Remuneration Policy during the financial year 2024. No temporary or other deviations from the Policy have been made and no clawback provisions have been exercised during the financial year 2024.

In 2024, our remuneration structure promoted the Company's long-term financial success by setting the performance criteria for short- and long-term incentives to support the Company's short- and long-term goals, as well as through shareholding requirements set for the President and CEO, the GLT and the Board members. Aligned with Nokia's pay-for-performance remuneration principle, performance-based remuneration was emphasized over fixed base salary. The setting and application of the performance criteria for incentive programs executed the philosophy of pay-for-performance and supported the delivery of the corporate strategy as well as the creation of long-term sustainable shareholder value.

The table on the right compares the development of the remuneration of our Board of Directors, President and CEO, average employee pay and Company performance over a five-year period.

The pay-for-performance remuneration principle applied to the President and CEO, as well as the shareholding requirement of the President and CEO and the Board members, as applicable, contribute to an alignment of interests with shareholders, while also promoting and incentivizing decisions that are in the long-term interest of the Company.

Year	Aggregate remuneration of the Board of Directors (EUR)[1]	President and CEO actual remuneration (EUR)[2]	Average salaries and wages (EUR)[3][5]	Net sales (EURm)[5]	Total shareholder return (rebased to 100 at 31 Dec 2019)[4]
2020	2 016 000	3 587 781	65 787	21 852	95.60%
2021	1 821 000	4 908 244	70 411	22 202	169.11%
2022	2 280 000	4 316 606	74 241	23 761	132.96%
2023	2 503 000	3 738 560	69 096	21 138	96.68%
2024	2 511 000	3 988 250	78 576	19 220	140.28%

(1) Aggregate total remuneration paid to the members of the Board during the financial year as annual fee and meeting fee, as applicable, and as approved by general meetings of shareholders. The value depends on the number of members elected to the Board for each term as well as on the composition of the Board committees and travel required. During the term that began from the Annual General Meeting 2021, the Board had eight members only, compared to ten members during the following terms.
(2) The President and CEO actual remuneration represents the aggregate total of the two President and CEOs in 2020.
(3) Average salaries and wages are based on average employee numbers and their total salaries and wages as reported in the Company's financial statements.
(4) Total shareholder return on last trading day of the previous year.
(5) In June 2024, Nokia classified its Submarine Networks business as a discontinued operation. The comparative amounts for 2023 and 2022 have been recast accordingly.

We also present this data graphically:

Comparative data (rebased year-end 2019 = 100)


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Remuneration of the Board of Directors
CEO earned remuneration
Average salaries and wages
Net sales
Total shareholder return

5 Pay for performance Core to our remuneration philosophy is a desire to pay for performance. Each year we review overall total shareholder return compared with LTI vesting, mapping the performance of the plans against the total shareholder return curve. Looking at the performance of our long-term incentive plans against total shareholder return, there is a reasonable alignment with the performance of the plans declining as total shareholder return declines. The Board continues to actively monitor the performance of our long-term incentive plans to ensure that they deliver value for shareholders. Global peer group For 2024, the global peer group used in our remuneration benchmarking and relative TSR performance assessment consists of 27 companies. ABB IBM Adobe Infineon Technologies Airbus Juniper Networks ASML Kone Atos Motorola Solutions BAE Systems NXP Semiconductors Capgemini Oracle Ciena Philips Cisco Systems SAP Corning Siemens Healthineers Dell Technologies VMware Ericsson Vodafone Group Hewlett Packard Enterprise Wärtsilä HP Business overview Corporate governance Board review Financial statements Other information 57 Remuneration continued Nokia in 2024 Long-term incentive plan, as of 31 December TSR value (%) 100 100 46 29 57 53 40 12 25.72 23.75 Achieved Overachieved Nokia total shareholder return (“TSR”) 2014 2015 2016 2017 2018 2019 2020 2021 2022* 2023** 2024** 0 50 100 150 200 250 * 2022 LTI's performance period ended in January 2025. The vesting outcome of this award will be reported in the 2025 Remuneration Report. ** 2023 and 2024 LTIs’ performance periods are not yet completed. Share price and total shareholder return vs long-term incentive performance

6 Remuneration of the Board of Directors The shareholders resolve annually on director remuneration based on a proposal made by the Board of Directors on the recommendation of the Board’s Corporate Governance and Nomination Committee. The aggregate amount of remuneration paid to the Board members in 2024 equaled EUR 2 511 000 of which EUR 2 390 000 consisted of annual fees and the rest of meeting fees. In accordance with the resolution by the Annual General Meeting 2024, approximately 40% of the annual fee from Board and Board Committee work was paid in Nokia shares purchased from the market on behalf of the Board members following the Annual General Meeting. The directors shall retain until the end of their directorship such number of shares that corresponds to the number of shares they have received as Board remuneration during their first three years of service on the Board. The rest of the annual fee was paid in cash, most of which was used to cover taxes arising from the remuneration. All meeting fees were paid in cash. It is the Company’s policy that the non-executive members of the Board do not participate in any of Nokia’s equity programs and do not receive performance shares, restricted shares, or any other variable remuneration for their duties as Board members. No such variable remuneration was paid since all persons acting as Board members during the financial year 2024 were non-executive. Board remuneration for the term that began at the Annual General Meeting held on 3 April 2024 and ends at the close of the Annual General Meeting in 2025 consisted of the following fees. Annual fee EUR Chair 440 000 Vice Chair 210 000 Member 185 000 Chair of Audit Committee 30 000 Member of Audit Committee 15 000 Chair of Personnel Committee 30 000 Member of Personnel Committee 15 000 Chair of Strategy Committee 20 000 Member of Strategy Committee 10 000 Chair of Technology Committee 20 000 Member of Technology Committee 10 000 Meeting fee(1) EUR Meeting requiring intercontinental travel 5 000 Meeting requiring continental travel 2 000 (1) Paid for a maximum of seven meetings per term. The following table outlines the total annual remuneration paid in 2024 to the members of the Board for their services, as resolved by the shareholders at the Annual General Meeting. Annual fees (EUR) Meeting fees (EUR)(1) Total remuneration paid (EUR) 60% of annual fees and all meeting fees paid in cash (EUR) 40% of annual fees paid in shares (EUR) Number of shares (approximately 40% of the annual fee) Sari Baldauf (Chair) 465 000 10 000 475 000 289 000 186 000 52 993 Søren Skou (Vice Chair) 220 000 14 000 234 000 146 000 88 000 25 072 Timo Ahopelto 210 000 10 000 220 000 136 000 84 000 23 932 Elizabeth Crain 220 000 12 000 232 000 144 000 88 000 25 072 Thomas Dannenfeldt 240 000 14 000 254 000 158 000 96 000 27 351 Lisa Hook 210 000 14 000 224 000 140 000 84 000 23 932 Jeanette Horan (until 3 April 2024)(2) — — — — — — Mike McNamara (as of 3 April 2024) 210 000 14 000 224 000 140 000 84 000 23 932 Thomas Saueressig 195 000 14 000 209 000 131 000 78 000 22 223 Carla Smits-Nusteling 215 000 9 000 224 000 138 000 86 000 24 502 Kai Öistämö 205 000 10 000 215 000 133 000 82 000 23 362 Total 2 390 000 121 000 2 511 000 1 555 000 956 000 272 371 (1) Meeting fees include all meeting fees paid for the term that ended at the Annual General Meeting held on 3 April 2024 and meeting fees accrued and paid in 2025 for the term that began at the same meeting. (2) Stepped down at the Annual General Meeting on 3 April 2024 and received no annual or meeting fees in 2024. Business overview Corporate governance Board review Financial statements Other information 58 Remuneration continued Nokia in 2024

7 Remuneration of the President and CEO The following table shows the actual remuneration received by Pekka Lundmark in 2024 and 2023. The 2023 LTI figure relates to the vesting of the final tranche of the restricted share award granted to him on joining Nokia in respect of forfeited shares from his previous employer and the vesting of the 2020 LTI performance shares. The 2024 LTI figure relates to the vesting of the 2021 LTI performance shares and the 2021 eLTI matching performance shares. EUR 2024 Pay mix(1) 2023 Pay mix(1) Salary 1 410 500 36% 1 322 750 36% Short-term incentive(2) 1 824 834 46% 1 079 695 30% Long-term incentive 697 872 18% 1 240 359 34% Other remuneration(3) 55 044 95 756 Total 3 988 250 3 738 560 (1) Pay mix reflects the proportions of base salary, STI and LTI of total remuneration, excluding other remuneration. (2) STI represents the amounts earned in respect of financial year 2024, but that are paid in April 2025. (3) Other remuneration includes benefits such as telephone, car, driver, tax compliance support and medical insurance. Pursuant to Finnish legislation, Nokia is required to make contributions to the Finnish TyEL pension arrangements in respect of the President and CEO. Such payments can be characterized as defined contribution payments. In 2024, payments to the Finnish state pension system equaled EUR 310 937 for Pekka Lundmark in respect of his service as President and CEO (EUR 422 274 for Pekka Lundmark in 2023). No supplementary pension arrangements were offered. 2024 Short-term Incentive of the President and CEO Targets for the STI are set annually at or before the start of the year (adjusted for M&A activities), balancing the need to deliver value with the need to motivate and drive the performance of the Executive Team. Targets are determined for a set of strategic metrics that align with driving sustainable value for shareholders and are set in the context of market expectations and analyst consensus forecasts. For 2024, Pekka Lundmark had a target STI opportunity of 125% of annual base salary. His 2024 STI framework was based on a scorecard of financial and ESG objectives. Achievements against the 2024 targets are set out in the table below. The outcomes for the financial metrics and the gender diversity metric were calculated based on the formulaic approach. The health & safety metric, lost time injury frequency rate, achieved an outcome of 123% of target. However, as a result of eight fatalities within Nokia’s control during the year, the Board exercised downward discretion to apply the fatality modifier to reduce the payout under this element by 50%, which resulted in the final outcome of 62% for this metric. Metric Weight Target 2024 performance outcome 2024 STI outcome (% of target) Comparable operating profit(1) 60 % EUR 2 782 million EUR 2 619m 83% Cash release 20 % EUR -1 115 million EUR 1 149m 225% Diversity 10 % Female percentage of global external hires of 29% 28% 25% Health & safety 10% ■ Employee lost time injury frequency rate (LTIFR) of 0.089 ■ Fatality modifier (downward discretion in the event of fatalities) LTIFR of 0.085 with 8 fatalities 62% Total STI outcome 100% 104% (1) Non-IFRS measure. For the definition and reconciliation of non-IFRS measures to the most directly comparable IFRS measure, refer to the “Alternative performance measures” section. Accordingly, the total 2024 STI payout for Pekka Lundmark as the President and CEO was EUR 1 824 834. Business overview Corporate governance Board review Financial statements Other information 59 Remuneration continued Nokia in 2024

8 Long-term Incentive awards granted to the President and CEO during 2024 In 2024, Pekka Lundmark was granted the following LTI (performance share) awards. Targets for our LTI performance shares are set in a similar context to the STI. The performance shares targets are set at the start of the performance period and locked in for the life of the plan. The performance conditions for the 2024 performance shares are based on 50% relative TSR against our global peer group(1), 40% cumulative earnings per share (EPS) and 10% carbon emission reduction targets over the three-year performance period from 2024 to 2027. The targets for all metrics and the performance and vesting outcomes will be disclosed in the 2027 Remuneration Report. Performance share awards(1) (2) Units awarded Grant date face value(3) (EUR) Grant date Vesting 2024 LTI performance shares 834 600 3 012 906 5 July 2024 Q3 2027 (1) Global peer group consisted of 27 companies (see details under the “Global peer group” section). (2) The maximum vesting is 200% if stretch performance targets are met. (3) Grant date face value was calculated using the closing price of EUR 3.61 on the date of grant. During 2024, Pekka Lundmark was also invited to participate in the co-investment eLTI, under which he invested EUR 2.8 million in Nokia shares and received two-for-one matching performance shares in return. 50% of the matching performance shares were subject to the same performance conditions as set out above and the remaining 50% were subject to the delivery of a strategic project for Nokia in the next few years. The eLTI matching performance shares also have a three-year performance and vesting period. The targets for all metrics and the performance and vesting outcomes will be disclosed in the 2027 Remuneration Report. Performance share awards Units awarded Grant date face value(1) (EUR) Grant date Vesting 2024 eLTI matching performance shares 1 704 530 6 289 716 16 August 2024 Q3 2027 (1) Grant date face value was calculated using the closing price of EUR 3.69 on the date of grant. Long-term Incentive awards and other equity awards vested for the President and CEO during 2024 Pekka Lundmark was granted LTI performance share award in March 2021 and eLTI matching performance shares in July 2021. Both awards had a three-year performance period and were subject to dividend adjusted share price targets over the performance period. These awards vested during 2024 as set out in the tables below. Share awards vesting during the year Units awarded Target share price (EUR) Share price achievement (EUR) Vesting outcome (% of target) Units vested Value of vested award(1) (EUR) 2021 LTI performance shares 769 200 4.47 3.66 12.0% 92 304 297 219 Share awards vesting during the year Units awarded Target share price (EUR) Share price achievement (EUR) Vesting outcome (% of target) Units vested Value of vested award(2) (EUR) 2021 eLTI matching performance shares 962 180 4.47 3.66 12.0% 115 462 400 653 (1) The vesting value of the 2021 LTI performance shares was calculated using the average share price of EUR 3.22 on 10 April 2024, the day before the share delivery date. (2) The vesting value of the 2021 eLTI matching performance shares was calculated using the average share price of EUR 3.47 on 26 June 2024, the day before the share delivery date. Business overview Corporate governance Board review Financial statements Other information 60 Remuneration continued Nokia in 2024

9 The President and CEO’s share ownership and unvested share awards Our share ownership policy requires that the President and CEO holds a minimum of three times his or her annual base salary in Nokia shares in order to ensure alignment with shareholder interests over the long term. Pekka Lundmark significantly exceeds this requirement with a holding of 394%(3) well within the five-year allotted period. Pekka Lundmark Units Value(1) (EUR) Beneficially owned shares at 31 December 2024 1 573 826 6 720 237 Unvested shares under outstanding Nokia equity plans(2) 3 718 730 15 878 977 Total 5 292 556 22 599 214 (1) The values are based on the closing price of a Nokia share of EUR 4.27 on Nasdaq Helsinki on 30 December 2024. (2) The number of units represents the number of unvested awards as of 31 December 2024. (3) Shareholding of 394% of annual base salary as of 15 November 2024, using 12-month average share price. The President and CEO’s termination provisions 2024 Termination by Reason Notice Compensation Nokia Cause None The President and CEO is entitled to no additional remuneration and all unvested equity awards would be forfeited after termination. Nokia Reasons other than cause Up to 12 months The President and CEO is entitled to a severance payment equaling up to 12 months’ remuneration (including annual base salary, benefits, and target short-term incentive) and unvested equity awards would be forfeited after termination, unless the Board determines otherwise. President and CEO Any reason 12 months The President and CEO may terminate his service agreement at any time with 12 months’ notice. The President and CEO would either continue to receive salary and benefits during the notice period or, at Nokia’s discretion, a lump sum of equivalent value. Additionally, the President and CEO would be entitled to any short- or long-term incentives that would normally vest during the notice period. Any unvested equity awards would be forfeited after termination, except in the event of death, permanent disability and retirement, and unless the Board determines otherwise. President and CEO Nokia’s material breach of the service agreement Up to 12 months In the event that the President and CEO terminates his service agreement based on a final arbitration award demonstrating Nokia’s material breach of the service agreement, he is entitled to a severance payment equaling up to 12 months’ remuneration (including annual base salary, benefits and target incentive). Any unvested equity awards would be forfeited after termination. The President and CEO is subject to a 12-month non-competition and non-solicit obligation that applies after the termination of the service agreement or the date when he is released from his obligations and responsibilities, whichever occurs earlier. Business overview Corporate governance Board review Financial statements Other information 61 Remuneration continued Nokia in 2024